March 17, 2014

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:               Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2013
Filed on May 29, 2013
File No. 000-20900

Dear Mr. Gilmore:

On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated March 6, 2014 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2013.  I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Management’s Discussion of Critical Accounting Policies and Estimates
Impairment of Goodwill and Other Intangible Assets, page 54

1.	We note your disclosure on page 55 that the fair value of each of your other reporting units was substantially in excess of their carrying value. Please tell us the percentage by which the mainframe reporting unit’s fair value exceeded its carrying value as of March 31, 2013. In this regard, we note that your mainframe segment has seen significant declines in revenue and contribution margins in fiscal year 2013. Please tell us how these declines were considered in your goodwill analysis. We also note that the declines in revenue and contribution margin continued through fiscal 2014. Please tell us whether you believe that these declines put the mainframe segment at risk for impairment as of March 31, 2014.

Response

As of March 31, 2013, the fair value of the mainframe reporting unit exceeded its carrying value by over 6000% as the carrying value of the mainframe reporting unit was close to zero, primarily due to significant deferred revenue.  To provide further perspective on the significant excess of fair value over carrying value, as of March 31, 2013, the fair value of the mainframe reporting unit was more than two times the carrying value of the total gross assets of the mainframe reporting unit.

We confirm that our estimation of the fair value of the mainframe reporting unit as of March 31, 2013, performed for purposes of the goodwill impairment analysis, anticipated future declines in mainframe revenue and contribution margin.  We currently estimate that both the revenue and contribution margin for the mainframe reporting unit for fiscal 2014 will be less than the amounts used in our estimation of fair value as of March 31, 2013; however, based on the significant cash flows of the mainframe reporting unit and the minimal carrying value associated with this reporting unit, we do not believe these declines will put the mainframe segment at risk for impairment as of March 31, 2014.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings.  We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7300 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Joseph R. Angileri

Joseph R. Angileri
Chief Financial Officer and Treasurer
Compuware Corporation